UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15/A
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-24002

CENTRAL VIRGINIA BANKSHARES, INC.
 (Exact name of registrant as specified in its charter)

2036 New Dorset Road, P.O. Box 39 Powhatan, Virginia 23139 (804) 403-2000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $1.25 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ X ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Explanatory Note: The registrant filed a Form 15 on May 15, 2012 to terminate the registration of its Common Stock in reliance on Sections 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act.  This Amendment No. 1 is being filed to clarify that, when and if the registrant obtains no-action relief, the registrant will file another Form 15 to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3(b)(1)(i).

Approximate number of holders of record as of the certification or notice date:  742

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Virginia Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CENTRAL VIRGINIA BANKSHARES, INC.

Date: July 25, 2012	By:	/s/ Robert B. Eastep
Robert B. Eastep
Senior Vice President
and Chief Financial Officer